Metrocity Bankshares, Inc.

5114 Buford Highway,

Doraville, Georgia 30340

September 30, 2019

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Eric Envall; Pamela Long

Re:	MetroCity Bankshares, Inc. Registration Statement on Form S-1 File No. 333-233625

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, MetroCity Bankshares, Inc., a Georgia corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective on October 2, 2019, at 4:00 P.M., Washington D.C. time, or as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Alston & Bird LLP, by calling David Park at (404) 881-7411.

Thank you for your assistance in this matter.

[Signature Page Follows]

Very truly yours,

METROCITY BANKSHARES, INC.

By:	/s/ Farid Tan
	Name:	Farid Tan
	Title:	President and Chief Financial Officer

[Signature Page to Acceleration Request]